FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date:January 30th, 2003

Information furnished on this form:
    -  Press Release concerning the corporate separation of NEC's liquid crystal display business

January 30, 2003

Corporate Separation (LCD Business)

TOKYO, January 30, 2003 - NEC Corporation ("NEC") (NASDAQ: NIPNY, FTSE: 6701q.1, TSE: 6701) today announced that at the meeting of its board of directors held today it was decided that NEC will transfer its business relating to liquid crystal display ("LCD Business") to a new company (the "New Company") to be incorporated by way of corporate separation ("Kaisha Bunkatsu") under the Commercial Code of Japan (the "Separation"), effective as of April 1, 2003.

1. Purpose of the Separation

     The color LCD market has been in confrontation with stiff competition by the new comers, Korean and Taiwanese competitors, and the price erosion by the drastic changes of demand and supply. On the other hand, however, the application area of LCDs has widened rapidly and the expansion of demand is expected. NEC's LCDs are highly valued by customers in the industrial applications, in which specialized customization is required, and in the high-end monitor applications, in which wide viewing angle and high resolution are required. NEC's LCD Business is carrying on the structural reforms by shifting the business domain to these markets mentioned above to strengthen competitiveness of its LCD Business. In order to accelerate the structural reforms, NEC deems it necessary to make the management responsibilities of LCD Business clearer and to establish an organization to facilitate the quick decision-making process and to meet the demands for the market change. Therefore, NEC decided to transfer its LCD Business to the New Company.

2. Outline of the Separation

(1) Schedule

  NEC's board approval :    January 30, 2003

  Effective date of the Separation :    April 1, 2003

  Date of commercial registration :    April 1, 2003

(2) Type of the Separation

  (a) Type of the Separation

   Bunshagata-Shinsetsu-Bunkatsu in which NEC is a transferring party and the New Company is a transferred party.

  (b) Reason to choose Bunshagata-Shinsetsu-Bunkatsu

     The LCD Business is to be divided from NEC so as to enhance its competitiveness by establishing the organization to facilitate the quick decision-making process and to meet the demands for the market chnage, but the LCD Business is still placed as one of the businesses of the NEC group. Therefore, considering the LCD Business transferred by NEC, all the shares issued by the New Company is to be allotted to NEC.

(3) Allotment of the shares

  On the effective date of the Separation, the New Company will issue 40,000 shares of its common stock and allot all these shares to NEC.

(4) Assets, liabilities, rights and obligations to be transferred to the New Company

The material assets, rights, liabilities and obligations of NEC that the New Company will succeed and assume are as follows:

  (a) Deposit, accounts receivable, inventories, tangible fixed assets, investment securities, loans, allowance for uncollectables, long-term prepaid expenses, intangible fixed assets and other assets which belong to the LCD Business;

  (b) Accounts payable, advance received, deposits received for guarantee and other liabilities which belong to the LCD Business;

  (c) Patents and other intellectual property rights with respect to the LCD Business; and

  (d) Contracts and all rights and obligations under the contracts with distributors, vendors, contract manufacturers and other parties in connection with the LCD Business

  NEC plans to send the New Company its employees belonging to the LCD Business on a secondment basis and cause such employees to provide their services for the New Company.

(5) Prospects to pay debts

     Because NEC will be allotted the shares of the New Company which have the same value with the assets and liabilities transferred in the Separation the amount of shareholders' equity of NEC will be unchanged. And the events that make the payment of debts of NEC and the New Company difficult are not occurred and are not expected. Therefore, NEC reasonably believes that NEC and the New Company are able to pay their debts which become due after the effective date of the Separation.

(6) Directors and Corporate Auditors of the New Company

(a) Directors	(b) Corporate Auditors
Kazuo Okuno	Mitsuru Tanahashi
Toshio Ohta	Yasuo Matoi
Toshikiko Ueno	Sumio Imaizumi
Shunichi Suzuki
Kuniyuki Hamano
Hiroshi Tahara

3. Summary of the parties of the Separation

(1) NEC (As of March 31, 2002)

Company name	NEC Corporation
Business area	Internet solution business including manufacture and sale of computers, communications equipment and electron devices as well as software and provision of their relative services
Date of incorporation	July 1899
Head office	7-1 Shiba, 5-chome, Minato-ku Tokyo, Japan
Representative	President Koji Nishigaki
Stated capital	244,726 million yen
Total number of shares issued	1,656,268 thousand shares
Shareholder's equity	735,119 million yen
Total assets	3,273,519 million yen
End of fiscal year	March 31
Number of employees	31,922
Major customers	NTT Group, public agencies and so on
Major shareholders and their shareholding ratio

The Chase Manhattan Bank, N.A. London    5.14%

Japan Trustee Services Bank, Ltd. (Trust Account)    4.88%

Sumitomo Life Insurance Company    4.02%

The Mitsubishi Trust and Banking Corporation (Trust Account)    3.37%

Nippon Life Insurance Company    3.00%

Major banks with which NEC has deals	Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Company, Limited

(2) The New Company

Company name	NEC LCD Technologies, Ltd.
Business area	Development,design, manufacture, sale and services of LCDs
Scheduled date of incorporation	April 1, 2003
Head office	1753 Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan
Representative	President Kazuo Okuno
Stated capital	2,000 million yen
Total number of shares issued	40,000 shares
End of fiscal year	March 31
Number of employees	280 (tentative)
Major customers	Manufacturer of electronic equipment and communications equipment worldwide
Major shareholders and their shareholding ratio	NEC Corporation 100%

(3) Relationship of the parties

Shareholding	The New Company will be a wholly owned subsidiary of NEC.
Management	NEC will dispatch its director and employees as directors of the New Company.
Transaction	The parties will provide their products and services with each other.

(4) Financial results of the last three fiscal years

NEC Corporation
Fiscal Year	Fiscal Year Ended March 31, 2000	Fiscal Year Ended March 31, 2001	Fiscal Year Ended March 31, 2002
Sales (in millions of yen)	3,784,519	4,099,323	3,562,371
Operating income (loss) (in millions of yen)	111,062	93,012	(77,847)
Ordinary income (loss) (in millions of yen)	65,855	63,917	(96,507)
Net income (loss) (in millions of yen)	22,824	23,670	(286,219)
Net income (loss) per Share (in yen)	14.02	14.45	(172.87)
Dividends per share (in yen)	6.00	11.00	6.00
Shareholders' equity per share (in yen)	586.55	628.91	444.04

4. LCD Business of NEC

(1) Business to be transferred

    LCD Business of which Display Device Operations Unit of NEC is in charge. The sales volume of the LCD Business is approximately 60 billion yen (estimate for the fiscal year ending March 31, 2003).

(2) Assets and liabilities to be transferred

    The amount of assets and liabilities to be transferred is, as of September 30, 2002, approximately 27.2 billion yen and 19.8 billion yen, respectively.

5. Summary of NEC after the Separation

(1) Company name	NEC Corporation
(2) Business area	Internet solution business including manufacture and sale of computers, communications equipment and electron devices as well as software and provision of their relative services
(3) Head office	7-1 Shiba, 5-chome, Minato-ku Tokyo, Japan
(4) Representative	President Akinobu Kanasugi (Scheduled to take office on March 28, 2003)
(5) Stated capital	244,726 million Yen (As of December 31, 2002. The stated capital will not be decreased by way of the Separation.)
(6) Total assets	2,936,781 million yen (As of September 30, 2002)
(7) End of fiscal year	March 31
(8) Impact of the Separation on the financial results of NEC	Negligible

Media Contacts:
Daniel Mathieson
Corporate Communication Division
NEC Corporation
TEL: +81-3-3798-6511